SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of June, 2008.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

Table of Documents Filed

Page
1.	Notice of Withdrawal of Proposal 2 made public on Tuesday June 24, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: June 24, 2008	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President
ORIX Corporation

June 24, 2008

Notice of Withdrawal of Proposal 2

TOKYO, Japan – June 24, 2008 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, announced that at its Board of Directors meeting held today, the Board of Directors had resolved not to submit Proposal 2 concerning its proposals for “Amendments to the Articles of Incorporation” (see attached reference documentation below) at the company’s 45th Annual General Meeting of Shareholders held on the same day. It was judged that further clarification of the proposal’s content was needed in light of the company’s future business development plans.

REFERENCE DOCUMENTATION

May 9, 2008

Notice of Amendments to the Articles of Incorporation

Tokyo, Japan – May 9, 2008 – ORIX Corporation (TSE: 8591; NYSE: IX, Main office: Minato-ku Tokyo, President: Yukio Yanase), a leading integrated financial service group, announced that, at the Board of Directors meeting held on May 9, 2008, it resolved to propose for resolution at its 45th Annual General Meeting of Shareholders, scheduled to be held on June 24, 2008, the following amendments of its articles of incorporation (hereinafter referred to as the “Articles of Incorporation”).

Please note that this English language version of the Notice of Amendment to the Articles of Incorporation is only an extract and translation of the Japanese language original.

1.	Reason for Amendment

(1)	Change and Addition of Purposes of Business

i) In conjunction with the implementation of the Law for the Partial Amendment of Securities and Exchange Law (Law No. 65 of 2006) providing that the Securities and Exchange Law (Law No. 25 of 1948) was reorganized into the Financial Instruments and Exchange Law, the appropriate amendments are proposed to be made.

ii) Amendments are proposed to add certain purposes of business in the Articles of Incorporation in light of the current status of business activities conducted by ORIX CORPORATION (herein after referred to as the “Company”) and its subsidiaries, and for the purpose of clarifying the purposes of business as well as dealing with business diversification including those of the subsidiaries.

(Relating to Article 2 of the proposed amended Articles of Incorporation)

(2)	Change With Regard to Exercising Procedures of Shareholders’ Right

Amendments are proposed to add the provision of the number of proxy exercising voting rights at the General Meeting of Shareholders.

(Relating to Article 15 of the proposed amended Articles of Incorporation)

(3)	Partial Changes in the Wording

Amendments are made in conjunction with partial re-arrangement of the wording.

(Relating to Articles 2 and 19 of the proposed amended Articles of Incorporation)

2. Contents of amendments

The contents of the amendments are as follows:

(Changes indicated by underlined text)

Current provisions of the Articles of Incorporation	Provisions of the Articles of Incorporation as proposed to be amended
CHAPTER I. GENERAL PROVISIONS	CHAPTER I. GENERAL PROVISIONS

Article 2 (Purpose)	Article 2 (Purpose)

The purpose of the Company shall be to engage in the following businesses:	The purpose of the Company shall be to engage in the following businesses:

(1) lease, purchase and sale (including purchase and sale on an installment basis), maintenance and management of movable property of all types	(1) lease, purchase and sale (including purchase and sale on an installment basis), maintenance and management of movable property of all types

(2) [Omitted]	(2) [No Change]

(3) lending of money, purchase and sale of claims of all types, payment on behalf of third parties, guarantee and assumption of obligations, and other financial business	(3) moneylending business, purchase and sale of claims of all types, payment on behalf of third parties, guarantee and assumption of obligations, and other financial business

(4) holding, investment in, management, purchase and sale of securities	(4) holding, investment in, management, purchase and sale of financial instruments such as securities and other investment business

(5) business of investment in and sale of commodities, and advisory service business relating to investment in commodities	(5) financial instruments and exchange business, financial instruments broker business, trust agreement agency business and advisory service business relating to investment in commodities

(6) securities broker business (7) trust agreement agency business (8) business of sale of trust beneficiary rights	[Deleted] [Moved to (5)] [Deleted]

(9) [Omitted]	(6) [No Change]

(10) manufacture, processing, repair and sale of furniture, interior goods, transport machinery and equipment, etc.	(7) manufacture, processing, repair, sale and import and export of furniture, accessory, transport machinery and equipment, daily necessities and miscellaneous goods and other various movable goods

(11) water transport, road transport of cargo and warehousing	(8) water transport, land transportation and warehousing

(12) transport business using cargo	[Included in (8)]

(13) contracting for construction and civil engineering, and design and supervision thereof	(9) contracting for construction, civil engineering and various facilities work, etc. and design, construction and supervision thereof

(14) [Omitted]	(10) [No Change]

(15) information services, telecommunications, advertising and publishing business	(11) information processing and providing services, telecommunications, advertising and publishing business

(16) management of facilities for sports, lodging, medical treatment and social education, etc., management of restaurants, and tour business	(12) management of various facilities for sports, lodging, restaurant, medical treatment, welfare and training and education, etc., and tour business

(17) [Omitted]	(13) [No Change]

(18) business of dispatching workers to enterprises	(14) business of dispatching workers to enterprises and employment agency business

(19) [Omitted]	(15) [No Change]

(20) services relating to the collection, transportation and disposal of ordinary waste products and industrial waste products	(16) services relating to the collection, transportation and disposal of ordinary waste products and industrial waste products

[New Provision]	(17) development of environmental arrangement and recycling of various resources (including manufacture and sale of recycled products)

(21) generation of electric power and supply of electricity	(18) supply and sale of electricity, gas, oil and other energy resources, and the products in relation thereto

(22) brokerage, agency, investigation and consulting services for business relating to any of the preceding items, and pension consulting service	(19) provision of various services such as brokerage, recommendation, commission, agency, investigation, research and development, guidance, education and study-support, etc. of business relating to any of the preceding items

[New Provision]	(20) consulting service for the business relating to any of the preceding items, pension and other various business

(23) [Omitted]	(21) [No Change]

(24) investment advisory business relating to real estate, securities and other financial assets	(22) investment advisory and agency business relating to real estate and other assets

(25) engaging in trust, banking and credit management and collection business operations, as a result of the acquisition of shares in a company engaged in those activities	(23) engaging in trust, banking, credit management and collection business operations, financial instruments and exchange business and insurance business, as a result of the acquisition of shares in a company engaged in those activities

(26) [Omitted]	(24) [No Change]

[New Provisions]	(25) any and all lawful businesses

Article 15 (Vote by Proxy)

A shareholder may exercise his vote by proxy given to another shareholder, who has the right to vote. In such case the shareholder or the proxy must file with the Company a document evidencing his authority.

Article 15 (Vote by Proxy)

A shareholder may exercise his vote by proxy given to another one (1) shareholder, who has the right to vote. In such case the shareholder or the proxy must file with the Company a document evidencing his authority.

Article 19 (Person who Convenes Meetings of the Board of Directors and Chairman) (Note)	Article 19 (Person who Convenes Meetings of the Board of Directors and Chairman) (Note)

Unless otherwise provided under applicable laws or ordinances, meetings of the Board of Directors shall be convened by the director designated in advance by a resolution of the Board of Directors meeting. Furthermore, the director designated in advance by a resolution of the Board of Directors meeting shall act as a chairman.	Unless otherwise provided under applicable laws or ordinances, meetings of the Board of Directors shall be convened by the director designated in advance by a resolution of the Board of Directors meeting. Furthermore, the director designated in advance by a resolution of the Board of Directors meeting shall act as a chairman.

ii) If the person determined in accordance with provisions of the preceding paragraph is unable to act, another director shall convene the Board of Directors meeting or act as a chairman, in accordance with the order they are so designated in advance by a resolution of the Board of Directors meeting.	ii) If the person determined in accordance with provisions of the preceding paragraph is unable to act, another director shall convene the Board of Directors meeting or act as a chairman, in accordance with the order they are so designated in advance by a resolution of the Board of Directors meeting.

Note: The amendment reflects the re-arrangement of the wording in the Japanese language original.